AKBANK

File No: 82 - 34825

Rule 12g3-2(b) File No. 82-34825

07.11.2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018462

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 1 3 2006
WASH. D.C. 213

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

Enclosure;

Information on the Board of Directors decision regarding Extraordinary General Meeting

11/15

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

File No : 82 - 34825

Extraordinary General Meeting

In accordance with the Board of Directors decision, held on 07 November 2006, an Extraordinary General Meeting will be held on 27 November 2006 Monday at 14:30 in Sabancı Center 4. Levent / İstanbul with the following agenda;

Agenda of the Extraordinary General Meeting :

1- Appointment of the Directing Council and its authorization to sign the minutes of the General Meeting

2- Decision about the restriction for the rights issue and authorization of the Board of Directors in taking necessary actions in order to allow an increase of YTL 200,000,000 issued capital, within the ceiling of authorised capital of TRY 2,500,000,000, in cash to be utilized by Citibank Overseas Investment Company at a price of New Turkish Kurus (YKr) 9.50 per share with a nominal value of YKr 1.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)